Stewart McDowell Direct: +1 415.393.8322 Fax: +1 415.374.8461 SMcDowell@gibsondunn.com

October 22, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Confidential Submission of Draft Registration Statement on Form S-1

Re:	Viant Technology Inc.

Confidential Submission of Draft Registration Statement on Form S-1 pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”)

To Whom it May Concern:

On behalf of our client, Viant Technology Inc., a Delaware corporation (the “Company”), we hereby confidentially submit the Company’s draft registration statement on Form S-1 (the “Draft Registration Statement”) relating to a proposed offering in the United States of the Company’s Class A common stock (the “Offering”) pursuant to the JOBS Act for nonpublic review by the staff of the Securities and Exchange Commission (the “SEC”) prior to the public filing of the Draft Registration Statement. The Company is an Emerging Growth Company.

Pursuant to Section 71003 of the Fixing America’s Surface Transportation Act and based on guidance issued by the SEC in connection therewith, the Company is omitting from the Draft Registration Statement the unaudited consolidated financial statements as of and for the six months ended June 30, 2019 and June 30, 2020, and the COVID-19-related disclosures regarding operations, liquidity and capital resources for such periods because they relate to historical periods that it believes will not be required to be included in the Draft Registration Statement at the time of the Offering. The Company intends to amend this Draft Registration Statement to include all financial information required by Regulation S-X and the disclosures related to COVID-19 at the date of such amendment before distributing a preliminary prospectus to investors.

October 22, 2020

Please do not hesitate to contact me, Stewart L. McDowell, by telephone at (415) 393-8322 or by email at SMcDowell@gibsondunn.com with any questions or comments regarding this correspondence.

Sincerely,

/s/ Stewart L. McDowell

Stewart L. McDowell
Gibson, Dunn & Crutcher LLP

cc:	Christopher Magill, General Counsel of Viant Technology Inc.

Jonathan Williams, Gibson, Dunn & Crutcher LLP

Sarah K. Solum, Freshfields Bruckhaus Deringer US LLP